Hudson's Grill International, Inc.
16970 Dallas Parkway
Suite 402
Dallas, Texas 75248-1928

For Immediate Release
Contact: Robert Fischer
Telephone: 214-361-7301
e-mail: getinfo@hudsonsgrill.com

Hudson's Grill Announces the Opening of a New Hudson's Grill Restaurant by SYH Asbury, LLC

Friday, May 6, 2005

Dallas, TX – Hudson's Grill International, Inc., based in Dallas, Texas, announced today that on May 3, 2005, SYH Asbury, LLC, an Iowa limited liability company, opened a new Hudson's Grill restaurant in Dubuque, Iowa. Susan Heim and her family are the principals behind SYH Asbury. The restaurant is in a free standing building located in Asbury Plaza, a new shopping center in Dubuque, Iowa.

Separately, the Company also announced that in February 2005 it amended its consulting agreement with Mr. Jim Stabile. Mr. Stabile has been monitoring and locating new franchises in the Upper Midwest. He will continue to do so and will receive compensation based on the performance of those franchises that have been assigned to him. Mr. Stabile also receives fees for each store that he trains and helps to open. Mr. Stabile currently has responsibilities for the franchises in Iowa, Michigan and Wisconsin.

Hudson's Grill International is a public company; the company's class A common shares are currently being quoted and traded over the counter on the bulletin board under the NASD symbol HGIIA.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

"This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statement are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC."